UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Del Taco Restaurants, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

245496 10 4
(CUSIP Number)

Patrick Walsh
PW Partners Atlas Funds, LLC
141 W. Jackson Blvd., Suite 1702
Chicago, Illinois 60604
(312) 347-1709

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 245496 10 4

1	NAME OF REPORTING PERSON PW Acquisitions LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,751,709*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,751,709*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,751,709*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON PN

* Includes 408,584 Shares issuable upon the exercise of warrants.

CUSIP NO. 245496 10 4

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,751,709*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,751,709*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,751,709*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON OO

* Includes 408,584 Shares issuable upon the exercise of warrants.

CUSIP NO. 245496 10 4

1	NAME OF REPORTING PERSON PW Partners Master Fund (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 245496 10 4

1	NAME OF REPORTING PERSON PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 245496 10 4

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,761,709*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,761,709*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,761,709*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON OO

* Includes 408,584 Shares issuable upon the exercise of warrants.

CUSIP NO. 245496 10 4

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,761,709*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,761,709*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,761,709*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON IN

* Includes 408,584 Shares issuable upon the exercise of warrants.

CUSIP NO. 245496 10 4

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by PW Acquisitions LP, a Delaware limited partnership (“PW Acquisitions”), PW Partners Atlas Funds, LLC, a Delaware limited liability company (“Acquisitions GP”), PW Partners Master Fund (QP) LP, a Delaware limited partnership (“Master Fund QP”), PW Partners, LLC, a Delaware limited liability company (“PW Master Fund GP”), PW Partners Capital Management LLC, a Delaware limited liability company (“PW Capital Management”), and Patrick Walsh.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Acquisitions GP is the general partner of PW Acquisitions. By virtue of this relationship, Acquisitions GP may be deemed to beneficially own the Shares beneficially owned directly by PW Acquisitions.

PW Master Fund GP is the general partner of Master Fund QP. By virtue of this relationship, PW Master Fund GP may be deemed to beneficially own the Shares owned directly by Master Fund QP.

PW Capital Management acts as the investment manager with respect to PW Acquisitions and Master Fund QP.  Mr. Walsh is the Managing Member and Chief Executive Officer of each of Acquisitions GP and PW Master Fund GP and the Managing Member of PW Capital Management.  By virtue of these relationships, each of PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares beneficially owned directly by PW Acquisitions and Master Fund QP.

(b)           The business address of each Reporting Person is 141 W. Jackson Blvd., Suite 1702, Chicago, IL 60604.

(c)           The principal business of PW Acquisitions and Master Fund QP is investing in securities.  The principal business of Acquisitions GP is serving as the general partner of PW Acquisitions and other affiliated entities. The principal business of PW Master Fund GP is serving as the general partner of Master Fund QP. The principal business of PW Capital Management is serving as the investment manager of PW Acquisitions, Master Fund QP and other affiliated entities.  The principal occupation of Mr. Walsh is serving as the Managing Member and Chief Executive Officer of each of Acquisitions GP and PW Master Fund GP and the Managing Member of PW Capital Management.  Mr. Walsh is also a director of the Issuer.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 245496 10 4

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of PW Acquisitions, Master Fund QP, Acquisitions GP, PW Master Fund GP and PW Capital Management is organized under the laws of the State of Delaware.  Mr. Walsh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

On July 1, 2015, PW Acquisitions received a pro rata distribution of 2,700,000 Shares from Levy Epic Acquisition Company, LLC (“LEAC”) as a result of the dissolution of LEAC.    As a first phase of the Merger, LEAC had previously invested in Former Del Taco in order to allow it to repay certain indebtedness.  The aggregate purchase price of PW Acquisitions’ membership interest in LEAC was approximately $27,000,000.  Such membership interest was acquired with the working capital of PW Acquisitions.

On June 30, 2015, in consideration for PW Acquisitions purchasing its membership interest in LEAC, PW Acquisitions acquired 643,125 Shares from Levy Acquisition Sponsor, LLC (“Levy Sponsor”) for approximately $3,728.  Such Shares were acquired with the working capital of PW Acquisitions.

On July 6, 2016, in connection with a distribution by Levy Sponsor to its members, PW Acquisitions received a pro rata distribution of warrants exercisable for 600,000 Shares (subject to a blocker provision described in Item 5) from Levy Sponsor for no additional consideration. PW Acquisitions acquired an interest in Levy Sponsor on March 12, 2015 for $600,000.  Such warrants have an exercise price of $11.50 per Share and will expire on June 30, 2020 or earlier upon certain events.

The aggregate purchase price of the 10,000 Shares directly owned by Master Fund QP is approximately $107,970, including brokerage commissions.  Such Shares were acquired with the working capital of Master Fund QP.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 37,976,206 Shares outstanding as of July 8, 2016, which is the total number of Shares outstanding as reported in Exhibit 99(a)(1)(A) to the Issuer’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 11, 2016.

As of the close of business on the date hereof, PW Acquisitions beneficially owned directly 3,751,709 Shares, including 408,584 Shares issuable upon the exercise of warrants owned by PW Acquisitions, and Master Fund QP owned directly 10,000 Shares, constituting approximately 9.8% and less than 1%, respectively, of the Shares outstanding.

CUSIP NO. 245496 10 4

PW Acquisitions owns warrants exercisable for 600,000 Shares.  Such warrants are subject to a blocker provision that precludes PW Acquisitions from exercising the warrants to the extent that it and its affiliates would beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in excess of 9.8% of the Shares outstanding (the “Maximum Percentage”) immediately after giving effect to such exercise.  Accordingly, excluded from the Reporting Persons’ beneficial ownership reported in this statement is 191,416 Shares underlying such warrants.  Upon written notice to the Issuer, PW Acquisitions may increase or decrease the Maximum Percentage to any other percentage specified in such notice; provided, however, that any such change shall not be effective until the sixty-first day after such notice is delivered to the Issuer.

Acquisitions GP, as the general partner of PW Acquisitions, may be deemed to beneficially own the 3,751,709 Shares directly beneficially owned by PW Acquisitions, constituting approximately 9.8% of the Shares outstanding.

PW Master Fund GP, as the general partner of Master Fund QP, may be deemed to beneficially own the 10,000 Shares directly owned by Master Fund QP, constituting less than 1% of the Shares outstanding.

PW Capital Management, as the investment manager with respect to each of PW Acquisitions and Master Fund QP, may be deemed to beneficially own the 3,761,709 Shares directly beneficially owned in the aggregate by PW Acquisitions and Master Fund QP, constituting approximately 9.8% of the Shares outstanding.

Mr. Walsh, as the Managing Member and Chief Executive Officer of each of Acquisitions GP and PW Master Fund GP and the Managing Member of PW Capital Management, may be deemed to beneficially own the 3,761,709 Shares directly beneficially owned in the aggregate by PW Acquisitions and Master Fund QP, constituting approximately 9.8% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of the Exchange Act, may be deemed to beneficially own the securities of the Issuer beneficially owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)           Each of PW Acquisitions, Acquisitions GP, PW Capital Management and Mr. Walsh may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by PW Acquisitions.

Each of Master Fund QP, PW Master Fund GP, PW Capital Management and Mr. Walsh may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Master Fund QP.

(c)           Except as otherwise set forth in this paragraph, there were no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.  On July 6, 2016, in connection with a distribution by Levy Sponsor to its members, PW Acquisitions received a pro rata distribution of warrants exercisable for 600,000 Shares (subject to a blocker provision described in Item 5) from Levy Sponsor for no additional consideration.  Such warrants have an exercise price of $11.50 per Share and will expire on June 30, 2020 or earlier upon certain events.  On May 26, 2016, the Issuer awarded Mr. Walsh, in his capacity as a director of the Issuer, 5,308 restricted Shares that vest on May 26, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 6, 2016, in connection with a distribution by Levy Sponsor to its members, PW Acquisitions received a pro rata distribution of warrants exercisable for 600,000 Shares (subject to a blocker provision described in Item 5) from Levy Sponsor for no additional consideration.  Such warrants have an exercise price of $11.50 per Share and will expire on June 30, 2020 or earlier upon certain events.

On July 11, 2016, the Issuer commenced an offer to exchange 0.2780 Shares for each outstanding warrant of the Issuer exercisable for Shares at an exercise price of $11.50 per Share (approximately one Share for every 3.6 warrants tendered), up to a maximum of 6,750,000 warrants, subject to proration (the “Offer”).  The Offer will expire, unless extended, at 11:59 p.m., Eastern Time, on Friday, August 5, 2016.  In connection with and as a condition to the Issuer’s willingness to conduct the Offer, PW Acquisitions and certain other holders of warrants entered into a Tender Support Agreement with the Issuer (the “Support Agreement”).  Pursuant to the Support Agreement, PW Acquisitions agreed to tender 164,000 of the warrants it owns pursuant to the Offer no later than the tenth business day following the commencement of the Offer and further agreed that once such warrants have been tendered, it shall not, and shall not be permitted to, withdraw or cause to be withdrawn the tender of such warrants unless the Offer is terminated.  The foregoing description of the Support Agreement is not complete and is qualified in its entirety by reference to the text of the Support Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

On July 11, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description

99.1
Tender Support Agreement, dated July 11, 2016, by and among PW Acquisitions LP, Del Taco Restaurants, Inc. and the other parties thereto (incorporated herein by reference to Exhibit 99(d)(5) to the Schedule TO filed by Del Taco Restaurants, Inc. on July 11, 2016).

99.2
Joint Filing Agreement by and among PW Acquisitions LP, PW Partners Atlas Funds, LLC, PW Partners Master Fund (QP) LP, PW Partners, LLC, PW Partners Capital Management LLC and Patrick Walsh, dated July 11, 2016.

CUSIP NO. 245496 10 4

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  July 11, 2016

PW ACQUISITIONS LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS MASTER FUND (QP) LP

By:	PW Partners, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH